UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

11018479

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53091

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 01, 2010** AND ENDING **DECEMBER 31, 2010**
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

BERCHWOOD PARTNERS LLC ~~AND AFFILIATE~~

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

717 FIFTH AVENUE, 14TH FLOOR
NEW YORK, NY 10022

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2011
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID W. BERCHENBRITER 212-201-3933
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PUSTORINO, PUGLISI & CO., LLP
(Name - *if individual, state last, first, middle name*)

488 MADISON AVE.	**NEW YORK**	**NY**	**10022**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Berchenbriter , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BerchWood Partners LLC and Affiliate as of **December 31, 2010**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

Signature

Title

VERONICA D. DE LOS SANTOS
Notary Public, State of New York
No. 01DE6066570
Qualified in Queens County
Commission Expires March 3, 2014

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERCHWOOD PARTNERS LLC AND AFFILIATE

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT
DECEMBER 31, 2010

BERCHWOOD PARTNERS LLC AND AFFILIATE

REPORT INDEX

DECEMBER 31, 2010

PUSTORINO,
PUGLISI
& CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
488 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110

To the Members of
BerchWood Partners LLC and Affiliate

We have audited the accompanying consolidated statement of financial condition of BerchWood Partners LLC and Affiliate ("the Company") as of December 31, 2010. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose for expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of BerchWood Partners LLC and Affiliate as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Pustorino, Puglisi + Co., LLP

PUSTORINO, PUGLISI & CO., LLP
New York, New York
February 25, 2011

BERCHWOOD PARTNERS LLC AND AFFILIATE

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash	$	810,662
Cash - restricted		103,127
Fees receivable		6,027,974
Property and equipment at cost, less net of accumulated depreciation of $102,505		83,139
Prepaid income taxes		38,970
Other assets		14,572
TOTAL ASSETS	$	7,078,444

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Accrued expenses	$	18,242
Deferred rent		83,018
Retirement plan contribution payable		25,388
Due to members		10,116
Deferred income taxes		167,000
Total Liabilities		303,764
COMMITMENTS AND CONTINGENCIES		
MEMBERS' EQUITY		6,774,680
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	7,078,444

See the accompanying Notes to Consolidated Financial Statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:

BerchWood Partners LLC (the "Company") was organized in New York on June 8, 2000, as a limited liability company. The Company wholly owns BerchWood Limited ("BerchWood Ltd."), which is a minority partner in the BerchWood Partners LLP ("Affiliate"), both located in the United Kingdom ("UK").The Company consolidates in its consolidated financial statements, the net assets, income and expenses of the Affiliate as it is determined to be a variable interest entity and has met the criteria of consolidation under generally accepted accounting principles in the United States of America. The Company is considered the primary beneficiary through contractual arrangements. All significant inter-company transactions between the Company and Affiliate have been eliminated in consolidation. BerchWood Ltd. had no operations during the year. The Company's consolidated statement of financial condition at December 31, 2010 includes net assets of the Affiliate which total $159,753 which consist of $163,962 of assets and $4,209 of liabilities.

Principal Business Activity:

The Company is a registered broker with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is primarily engaged in raising capital for private equity and alternative U.S. and non-U.S. investment fund managers.

The Affiliate is registered with the UK Financial Services Authority (FSA). The Affiliate is engaged in raising capital for private equity and alternative investment fund managers in the UK and Continental Europe.

Financial Statement Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition:

The Company receives fees for acting as a placement agent. Non-refundable retainer fees for performance of these services are recognized as they become due on a monthly or quarterly basis. Additional fees for successful placement are recognized when the transaction closes and other terms of the agreement are satisfied.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Revenue and Expense Recognition (Continued):

Reimbursable expenses of $181,989 have been fully offset against the related reimbursement income in the statement of operations.

Advertising costs are expensed as incurred. Advertising costs for the year ended December 31, 2010 amounted to $23,139.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Fees Receivable and Allowance for Doubtful Accounts:

The Company's fees receivable are recorded at amounts billed to customers, and presented on the statement of financial condition net of the allowance for doubtful accounts, if required. The allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of customers. The policy for determining the past due status of receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectible, which may arise when customers file for bankruptcy or are otherwise deemed unable to repay the amounts owed to the Company.

Property and Equipment:

Property and equipment are stated at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the assets.

Income Taxes:

No provision is required for federal or state taxes on the income of the Company. Under the Internal Revenue Code and similar state regulations the Company is treated as a partnership; accordingly, the income of the Company is taxed to the members. However, the Company is subject to the New York City Unincorporated Business Tax and a provision has been reflected in the financial statements. Deferred income tax expense has been recognized primarily as a result of the Company being on a cash basis for tax purposes and relates primarily to fees receivable. The tax years that remain subject to examination by taxing authorities are 2007 through 2009.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Foreign Currency Translation and Transactions:

Fees receivable denominated in foreign currencies are measured at the foreign exchange rate on the transaction date. At the balance sheet date and upon settlement, the receivable is re-measured at the then current rate. Gains and losses arising from these transactions are included in income.

The accounts of the Affiliate are measured in its functional currency which is the local currency (British Pounds) and translated into US Dollars. All balance sheet accounts have been translated using the current rate of exchange at the balance sheet date. Results of operations have been translated using the average rates prevailing throughout the year. Translation gains or losses, if significant, are included in other comprehensive income.

NOTE 2 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS:

The Company is not required to maintain a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission under Section K(2)ii of the Rule.

NOTE 3 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2010 the Company had net capital of $529,927, which was $518,190 in excess of its required minimum net capital of $11,737. The Company's ratio of aggregate indebtedness to net capital was .33 to 1.

NOTE 4 - FEES RECEIVABLE:

Three customers represented approximately 61%, 26%, and 10% of the Company's fees receivable at December 31, 2010.

NOTE 4 - FEES RECEIVABLE (CONTINUED):

The fees receivable include $6,027,974 from four customers at December 31, 2010 which are payable in installments through December 2012. The original success fees were discounted at a rate of 3.25%. The total unamortized discount as of December 31, 2010 was approximately $164,514, and is being amortized as interest income by the interest method.

Summary of fees receivable is as follows:

December 31,	
2011	$ 4,630,355
2012	1,562,133
	6,192,488
Less: Discount	(164,514)
	$ 6,027,974

NOTE 5 - PROPERTY AND EQUIPMENT:

Property and equipment at December 31, 2010 consists of the following:

Machinery and equipment	$130,284
Furniture and fixtures	55,360
	185,644
Less: Accumulated depreciation	(102,505)
	$ 83,139

NOTE 6 - COMMITMENTS AND CONTINGENCIES:

Leases:

In January 2010, the Company entered into a lease agreement expiring May 19, 2015 for its New York office space.

The Company's California office lease expires February 28, 2011.

The Affiliate rents its office space under an operating lease expiring January 12, 2014.

The future minimum payments under both noncancellable operating leases are subject to additional rentals based on increases in operating costs.

NOTE 6 - COMMITMENTS AND CONTINGENCIES (CONTINUED):

Future minimum lease payments under the noncancellable operating leases (including affiliate) as of December 31, 2010 are as follows:

Year ending December 31,

2011	$ 330,358
2012	336,514
2013	336,514
2014	288,409
2015	118,348
Total	$1,410,143

Rent is accounted for on a straight-line basis.

Cash Credit Risk Concentration:

The Company maintains a bank account in the New York City metropolitan area. The deposit balances are covered by federal insurance.

NOTE 7 - RETIREMENT PLAN:

The Company maintains a 401K plan which covers all eligible members and employees. The Company's expense for year 2010 was $25,338.

NOTE 8 – SUBSEQUENT EVENTS:

For disclosure purposes in the financial statements, the Company has evaluated subsequent events through February 25, 2011.

PUSTORINO,
PUGLISI
& CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
488 MADISON AVENUE
NEW YORK, NEW YORK 10022